ZODIAC EXPLORATION INC.

MANAGEMENT PROXY CIRCULAR DATED MARCH 11, 2013

For the Annual and Special Meeting of Shareholders to be held at 10:00 a.m. (Calgary time) on April 10, 2013 at the offices of Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1.

This Management Proxy Circular ("Information Circular") is furnished in connection with the solicitation of proxies by the management of ZODIAC EXPLORATION INC. (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the holders of common shares ("Common Shares") of the Corporation, to be held at the offices of Burnet, Duckworth & Palmer LLP, Suite 2400, 525 – 8th Avenue S.W., Calgary, Alberta, T2P 1G1 on April 10, 2013, at 10:00 a.m. (Calgary time), and any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

Unless otherwise stated, the information contained in this Information Circular is given as at March 11, 2013. All dollar amounts in the Information Circular, unless otherwise indicated, are stated in Canadian currency.

No person has been authorized by the Corporation to give any information or make any representations in connection with the transactions herein described other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by the Corporation.

GENERAL PROXY INFORMATION

General Meeting Requirements

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting shall be the close of business on March 11, 2013 (the "Record Date"). Only shareholders whose names have been entered in the register of shareholders on the close of business on that date will be entitled to receive notice of and to vote at the Meeting.

Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he or she owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting. The presence in person or by proxy of at least two persons entitled to vote is necessary to convene the Meeting. Each resolution that will be placed before the Meeting will be an ordinary resolution requiring for its approval a simple majority of the votes cast in respect of the resolution.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders registered as of the Record Date on the Corporation's list of shareholders maintained by the Corporation's Transfer Agent, Olympia Trust Company, unless specifically stated otherwise.

Beneficial Holders of Shares

The information set forth in this section is provided to beneficial holders of Common Shares who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

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Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to Broadridge. Often Beneficial Shareholders are alternatively provided with a toll free telephone number to vote their shares or website address where shares can be voted. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction request or a proxy with a Broadridge sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by Broadridge well in advance of the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

The Corporation is not using "notice-and-access" to send its proxy-related materials to its shareholders, and paper copies of such materials will be sent to all shareholders. The Corporation will not send proxy-related materials directly to non-objecting Beneficial Shareholders and such materials will be delivered to non-objecting Beneficial Shareholders through their intermediary. The Corporation intends to pay for an intermediary to deliver to objecting Beneficial Shareholders the proxy-related materials and Form 54-101F7 "Request for Voting Instructions Made by Intermediary" of National Instrument 54-101.

Persons Making the Solicitation

This Information Circular is furnished by and in connection with the solicitation of proxies by management of the Corporation for use at the Meeting, and at any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally, or by telephone, facsimile or other electronic means, by directors, officers and employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

Appointment of Proxies

The persons named as proxy holders in the accompanying form of proxy are directors and/or officers of the Corporation and were designated by the management of the Corporation. A registered shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the accompanying form of proxy or by completing another form of proxy. A proxy will not be valid unless a properly completed proxy form is received by the Corporation's Transfer Agent, Olympia Trust Company, Suite 2300, 125 – 9th Avenue S.E., Calgary, Alberta, T2G 0P6, not less than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the province of Alberta) before the time for holding the Meeting, or adjournment thereof.

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Revocation of Proxies

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

Voting by Internet, Email or Fax

Shareholders may use the internet site at https://secure.olympiatrust.com/proxy/ to transmit their voting instructions, by email at proxy@olympiatrust.com, or by fax at (403) 265-1455. Shareholders should have the accompanying form of proxy in hand when they access the web site or email voting. Shareholders will be prompted to enter their Control Number or Web Voting ID Number, which is located on the accompanying form of proxy. If shareholders vote by internet, facsimile or email, their vote must be received not later than 10:00 a.m. (Calgary Time) on April 8, 2012 or 48 hours prior to the time of any adjournment of the Meeting. The website or email address may be used to appoint a proxy holder to attend and vote on a shareholder's behalf at the Meeting and to convey a shareholder's voting instructions. Please note that if a shareholder appoints a proxy holder and submits their voting instructions and subsequently wishes to change their appointment, a shareholder may resubmit their proxy and/or voting direction, prior to the deadline noted above. When resubmitting a proxy, the most recently submitted proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that the last proxy is submitted by the deadline noted above.

Exercise of Discretion by Proxy

All Common Shares represented by properly executed and deposited proxies will be voted in accordance with the instructions contained therein. If no choice is specified with respect to any matters referred to herein, the persons designated in the enclosed form of proxy intend to vote such Common Shares in favour of all of the resolutions described herein.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations to matters referred to herein and with respect to other matters which may properly come before the Meeting. In the event amendments or variations to matters referred to herein are properly brought before the Meeting, or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, management of the Corporation knows of no such amendment, variation or other matter which may be presented at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value, each such Common Share carrying the right to one vote on each matter to be considered at the Meeting. As at the date hereof, there are 359,635,408 Common Shares issued and outstanding. The Corporation has set the Record Date for the Meeting as March 11, 2013.

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To the best of the knowledge of management of the Corporation and based on information as at the date hereof, there are no persons who own, control or direct, directly or indirectly, more than 10% of the outstanding Common Shares other than as set forth below:

Name of Holder	Number of Common Shares	Percentage of Class
Jennison Associates LLC(1)	45,565,800	12.7%

Note:

(1)	Based on information provided directly by Jennison Associates LLC on March 11, 2013. Common Shares are held on behalf of clients of Jennison Associates LLC.

MATTERS TO BE ACTED UPON AT THE MEETING

Presentation of Financial Statements

At the Meeting, shareholders will receive the audited annual financial statements of the Corporation for the period ended September 30, 2012 and the Auditor's Report on such statements.

Fixing the Number of Directors

At the Meeting, shareholders will be asked to fix the number of directors for the present time at four (4), as may be adjusted between meetings of shareholders by way of resolution of the board of directors of the Corporation. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for an ordinary resolution in favour of electing the number of directors to be elected at the Meeting at four (4).

Election of Directors

The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors are appointed. Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote in favour of the election of directors of the nominees of management listed below.

Management does not contemplate that any of the nominees will be unable or unwilling to serve as a director but if, for any reason, any of them is unable or unwilling to serve, it is intended that the proxies given pursuant to this solicitation will be voted for a substitute nominee or nominees selected by management, unless authority to vote the proxies for the election of directors is withheld.

The persons named in the following table are management's nominees to the board of directors of the Corporation. All of the proposed nominees are ordinarily resident in Canada.

The names and municipality of residence of the persons either nominated for or presently holding office as directors, the number of Common Shares beneficially owned, controlled or directed, directly or indirectly, the period served as director and the principal occupation during the last five years of each are as follows:

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Name and Municipality of Residence	Position to be Held	Number of Common Shares Owned, Controlled or Directed	Director Since	Principal Occupation

John Newman(1)(2)(3)(4)(5) Calgary, Alberta	Director	1,000,000	June 13, 2012	Mr. Newman has over thirty years of diverse accounting and finance expertise in both the domestic and international service company and exploration and production company realms. Mr. Newman was most recently Chief Financial Officer and co‐founder of
				Reliable Energy Ltd. until its recent sale, with previous experience including management and executive roles with Destiny Resource Services and Schlumberger Oilfield Services.
Robert Cross(1)(2)(4) West Vancouver, British Columbia	Director	11,951,473	September 28, 2010	Mr. Cross serves as an independent director and, in some cases, non-executive chairman of several public companies in the resource sector.
Peter Haverson(2)(3)(6) Calgary, Alberta	Interim President & Chief Executive Officer and Director	3,000,000	September 12, 2012	Businessman since February 29, 2012. Prior thereto, General Manager International and Offshore Drilling of Suncor Energy Inc. since 2009 and prior thereto, of Petro-Canada since 2001.
Graeme Phipps Calgary, Alberta	Director	-	March 13, 2013	Mr. Phipps has served as the President and Chief Executive Officer of EastSiberian PLC since August 2007, a public oil and gas company with assets in Kamchatka, Russia. Mr. Phipps is a professional Geologist/Geophysicist with over thirty five years of experience in the Canadian and International oil and gas industry including senior roles with Petrokazakhstan, Petro-Canada, Nexen, and Esso Resources (Exxon).

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Reserves and Risk Assessment Committee.
(4)	Member of the Governance and Nominating Committee
(5)	Mr. Newman was an independent director of Crossfire Energy Services Inc. ("Crossfire"), a company engaged in the oil field construction and maintenance businesses, from January 2003 until February 2008. In February 2008, Crossfire received a demand from its bank in respect of the repayment of loans it had made to Crossfire. Crossfire was unable to repay the loans and was placed in receivership by such bank. Subsequent to Mr. Newman's departure from Crossfire, Crossfire was ultimately placed into bankruptcy by the bank.
(6)	Mr. Haverson was a director of Rage Energy Ltd. ("Rage"), which company was the subject of a cease trade order on May 7, 2007 as a result of the Rage's failure to file its annual financial statements. The annual financial statements were subsequently filed by Rage and the cease trade order was revoked on July 5, 2007. Mr. Haverson subsequently resigned as a director of Rage on November 28, 2007.
(7)	Mr. Phipps was a director of Norwood Resources Ltd. ("Norwood") from January 2006 to September 2010. Mr. Phipps resigned as a director of Norwood in September 2010, in order to potentially arrange financing for Norwood on an arm's length basis. Norwood failed to satisfy several material conditions to the proposed financing and as a result, the financing was terminated. Following termination of the financing, the board of directors of Norwood assigned Norwood into bankruptcy in January 2011.
(8)	Following the Meeting, the board of directors of the Corporation intends to reconstitute the committees.

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Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To our knowledge, other than as set forth above, no proposed director is, as at the date hereof, or has: (a) within 10 years of the date hereof, been a director or chief executive officer or chief financial officer of any company, including the Corporation, that: (i) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days (an "order"); (ii) after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the company, was subject to an order which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer; or (b) within 10 years of the date hereof, been a director or executive officer of any company, including the Corporation, that, while that person was acting in their capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In addition, to our knowledge, no proposed director has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Appointment of Auditors

Unless authority to do so is withheld, the persons designated in the accompanying form of proxy intend to vote for an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP ("PwC") to serve as auditors of the Corporation until the next annual meeting of shareholders and to authorize the directors to fix their remuneration as such. PwC was first appointed as the Corporation's auditors on September 28, 2010.

Approval of Share Option Plan

The rules of the TSX Venture Exchange require that shareholders approve "rolling" 10% share options plans at each annual meeting of shareholders. Accordingly, at the Meeting, shareholders will be asked to consider and, if deemed advisable, approve the Corporation's rolling share option plan (the "Option Plan") which authorizes the board of directors of the Corporation, or any committee of the board of directors of the Corporation, to whom the operation of the Option Plan may be delegated, to grant to directors, officers, employees and consultants of the Corporation options to purchase Common Shares ("Options") as detailed under "Statement of Executive Compensation – Share Option Plan". The aggregate number of Common Shares reserved for issuance on exercise of all Options granted under the Option Plan at any time shall not exceed 10% of the number of Common Shares issued and outstanding at such time. A copy of the Option Plan will be available for inspection at the Meeting and will be sent to any shareholder upon request.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought appropriate, approve the following ordinary resolution to approve the Option Plan:

"BE IT RESOLVED, as an ordinary resolution of the shareholders of Zodiac Exploration Inc. (the "Corporation"), that:

1.	the share option plan of the Corporation, which provides for the rolling grant of options to acquire up to 10% of the number of issued and outstanding common shares of the Corporation, be and the same is hereby ratified, confirmed and approved; and

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2.	any one director or officer of the Corporation be and is hereby authorized and directed to do such things and to execute and deliver all such instruments, deeds and documents, and any amendments thereto, as may be necessary or advisable in order to give effect to the foregoing resolution."

See "Statement of Executive Compensation – Share Option Plan" for a detailed description of the terms of the Option Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Governance

Compensation Committee Mandate

The Corporation's executive compensation program is administered by the compensation committee of its board of directors. Given the smaller size of the Corporation and its board of directors, compensation matters are often addressed by the board of directors as a whole, with members of the compensation committee present at such meetings, without having formally called a meeting of the Compensation Committee. In this Information Circular, the term "Compensation Committee" refers to the members of the Compensation Committee at a meeting of the Compensation Committee or the members of the Compensation Committee present at a meeting of the board of directors of the Corporation considering compensation matters in respect of the Corporation. The Compensation Committee's mandate sets forth the following functions, duties, powers and responsibilities:

(a)	to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the board of directors of the Corporation changes to improve the Corporation's ability to recruit, retain and motivate employees;
(b)	to review and recommend to the board of directors of the Corporation the retainer and fees, if any, to be paid to the directors and the Chairman;
(c)	to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("CEO"), evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or make recommendations to the board of directors of the Corporation with respect to) the CEO's compensation level based on such evaluation;
(d)	to recommend to the board of directors with respect to non CEO officer and director compensation including to review management's recommendations for proposed Option or other incentive compensation plans and equity based plans for non CEO officer and director compensation and make recommendations in respect thereof to the board of directors;
(e)	to administer the Option Plan and other incentive plans (collectively, the "Incentive Plans") approved by the board of directors in accordance with its terms including recommending (and if delegated authority thereunder, approve) the grant of Options or other incentives under the Incentive Plans in accordance with the terms thereof;
(f)	to determine and recommend for approval of the board of directors bonuses to be paid to officers and employees of the Corporation and its subsidiaries, as applicable, and to establish targets or criteria for the payment of such bonuses, if appropriate; and
(g)	to prepare and submit a report of the Compensation Committee to the board of directors for approval by the board of directors and inclusion of annual disclosure required by applicable securities laws to be made by the Corporation including the compensation disclosure required to be included in the annual information circular of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information.

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Composition of the Compensation Committee

The Compensation Committee is presently composed of Messrs. Robert Cross (Compensation Committee Chairman), John Newman and Peter Haverson. Messrs. Cross and Newman are "independent" for the purposes of National Instrument 58-201 – Corporate Governance Guidelines.

Name and Municipality of Residence	Relevant Education and Experience

Robert Cross West Vancouver, British Columbia	Mr. Cross currently serves as a member of the compensation committee of Bankers Petroleum Ltd., in addition to being a member of the compensation committee of several other public junior exploration and production companies. In such capacity, Mr. Cross has been directly involved with the determination and institution of the compensation practices of such companies and the compensation paid to directors and management of such companies.
Peter Haverson Calgary, Alberta	Mr. Haverson currently serves as a member of the compensation committee of Cygam Energy Inc. and in such capacity, Mr. Haverson has been directly involved with the determination and institution of the compensation practices of such company and the compensation paid to directors and management such company.
John Newman Calgary, Alberta	Mr. Newman was on the compensation committee of Crossfire Energy Services Inc. (TSX-V:CFE). In addition, in his capacity as the Chief Financial Officer of Reliable Energy Ltd. (TSXV:REL), Mr. Newman was involved in the structuring of the executive employment agreements and compensation for the executives of Reliable Energy Ltd., dealing directly with a compensation consultant, on behalf of the board of directors of Reliable Energy Ltd., in structuring salaries, benefits and stock option grants that were in line with industry peers.

The skills and experience possessed by members of the Compensation Committee acquired as a result of their lengthy and extensive business careers and experience as described above will assist and enable them to make decisions on the suitability of the Corporation's compensation policies and practice.

Risk Implications Associated with Compensation Policies and Practices

The Compensation Committee has considered the implications of the risks associated with the Corporation's compensation policies and practices and has determined that there are no significant areas of risk because of the discretionary nature of such policies and practices. This determination was based on a number of factors, including, without limitation: the Corporation's compensation policies and practices are generally uniform throughout the organization and there are no significant differences in compensation structure among the senior executives; and the Corporation attempts to achieve a balance between cash and equity compensation which are based both on individual and corporate performance. In addition, the majority of senior executives are significant shareholders of the Corporation and the Options which make up a significant portion of an executive officer's total compensation, generally vest over a period of two to three years both of which act to mitigate against the potential for inappropriate short-term risk taking. However, as elements of the discretionary compensation of the executive officers, such as the bonus plan, may be based, at least partially, on the performance of the Corporation over the short-term, such policies may cause executive officers to make decisions favouring the short-term results of the Corporation rather than making decisions based on the best interests of the Corporation over the long-term. The ability of the Compensation Committee to consider other factors such as personal contributions to corporate performance and non-financial based elements of corporate performance allows the Compensation Committee to consider whether executive officers have attempted to bolster short-term results at the expense of the long-term success of the Corporation in determining executive compensation.

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Compensation Consultant or Advisor

The Corporation did not at any time during its most recently completed financial year retain any consultant or advisor to assist the board of directors of the Corporation or the Compensation Committee in determining compensation for the Corporation's directors or executive officers.

Financial Instruments

The Corporation does not have a policy restricting the ability of an executive officer or a director from purchasing financial instruments (including pre-paid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities (or options in respect thereof) granted as compensation or held, directly or indirectly, by the executive officer or director. During the financial year ending September 30, 2012, none of the executive officers or directors purchased such financial instruments.

Compensation Principles and Objectives

The Corporation's compensation program supports its commitment to delivering strong performance for its shareholders. The compensation policies are designed to attract, recruit and retain quality and experienced people, which is critical to the success of the Corporation and to motivate their performance in order to achieve the Corporation's strategic objectives and to align the interests of the executive officers and other employees with the long term interests of the Corporation's shareholders and enhancement in shareholder value. The Compensation Committee also recognizes that the executive compensation program must be sufficiently flexible in order to adapt to unexpected developments in the oil and gas industry and the impact of internal and market related occurrences from time to time.

The Corporation's executive compensation program varies from year to year, although it generally includes one or more of the following components: (i) base salary; (ii) short-term incentive compensation comprised of discretionary cash bonuses; and (iii) long-term incentive compensation comprised of Options and/or Performance Warrants (as defined herein). Together, these components support the Corporation's long-term growth strategy and are designed to address the following key objectives:

•	Align executive compensation with corporate performance and therefore shareholders' interests;
•	Attract and retain highly qualified management; and
•	Provide incentives that encourage superior corporate performance to support the Corporation's overall business strategy and objectives.

Compensation Review Process

When determining executive compensation, including the assessment of the competitiveness of the Corporation's compensation program, management and the Compensation Committee reviews the compensation practices of various companies which operate in a similar business environment and may be of similar size, scope and complexity.

In arriving at base salaries and the grant of Options for employees including executive officers of the Corporation (other than the President and CEO), the President and CEO of the Corporation make recommendations to the Compensation Committee with respect to the appropriate salary, cash bonuses and long-term incentive for each individual. Upon the receipt of the recommendation, the Compensation Committee reviews the recommendations and with its own review of the Corporation's performance, executive performance and data available to it, the Compensation Committee makes recommendations to the board of directors of the compensation package for the executive officers and employees. Consultation between the CEO and the Compensation Committee Chairman is customary during this process. The President and CEO's compensation package is established by the Compensation Committee and recommended to the board of directors for review, discussion and approval. The Compensation Committee does not set specific performance objectives in assessing the performance of the CEO and other executive officers; rather the Compensation Committee uses its experience and judgement in determining the overall compensation package for the CEO and other executive officers. Factors considered by the Compensation Committee include, but are not limited to, achievement of strategic objectives including operational, strategic and financing objectives, net asset value growth per share and the Corporation's performance for all of the above noted objectives in relation to the performance of its industry peer group.

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Elements of the Corporation's Compensation Program

Base Salaries

The base salary component is intended to provide a fixed level of competitive pay that reflects each executive officer's primary duties and responsibilities. It is the strategy and intention of the Corporation to have base salaries which are comparable to amounts paid to executives of similar companies based in Canada with international oil and gas operations. The base salary also provides a foundation upon which performance-based incentive compensation elements are assessed and established. The Compensation Committee recognizes that the size of the Corporation prohibits base salary compensation for executive officers from matching those of larger companies in the oil and gas industry and, accordingly, performance-based compensation elements are an integral component of the executive compensation package. Salaries of executive officers are reviewed at least annually.

Short Term Incentive Compensation – Discretionary Cash Bonuses

In addition to base salaries, the Corporation may award discretionary cash bonuses to employees of the Corporation, including executive officers. The Corporation does not have a formal bonus plan and the amount of bonuses paid is not set in relation to any formula or specific criteria but is a result of a subjective determination based on, in the case of non-executive employees, the employee's contribution in adding share value and the employee's contribution to overall corporate goals. In the case of executive officers, including the CEO, bonus awards are discretionary and, while there are no specific targets or criteria set out, matters such as changes in share price and achieving operational and financial goals as well as strategic goals are considered. No maximum bonus has been established for any executive officer. The award of cash bonuses has not traditionally been targeted at maintaining the Corporation's cash compensation at any specific level relative to its peer group.

Long Term Incentive Compensation – Stock Options

Options are granted under the Option Plan to directors, executive officers, employees, consultants and other service providers of the Corporation. The Option Plan promotes an ownership perspective among executives, encourages the retention of key executives and provides an incentive to enhance shareholder value by furthering the Corporation's growth and profitability. Options form an integral component of the total compensation package provided to the Corporation's executive officers. Participation in the Option Plan rewards overall corporate performance, as measured through the share price of the Common Shares. In addition, the Option Plan enables executives to develop and maintain a significant ownership position in the Corporation.

Options granted under the Option Plan are normally recommended by the President and CEO to the Compensation Committee and approved by the board of directors of the Corporation. Initial Option grants to an employee are made upon the commencement of an individual's employment with the Corporation based on the level of responsibility within the Corporation. Additional Option grants may be made periodically to ensure that the number of Common Shares that may be acquired underlying the Options granted to any particular individual is commensurate with the level of ongoing responsibility within the Corporation. In addition, in considering additional Option grants, the Compensation Committee evaluates the number of Options an individual has been granted, the exercise price and value of those Options and term remaining on those Options.

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Long Term Incentive Compensation – Performance Warrants

The Corporation currently has 7,250,000 performance warrants ("Performance Warrants") outstanding to purchase an aggregate of 7,250,000 Common Shares, which represents approximately 2.0% of the issued and outstanding Common Shares at March 11, 2013. Subsequent to the first quarter of the 2013 fiscal year, a former officer of the Company resigned with the result that 3,262,500 Performance Warrants are expected to expire on April 15, 2013 (unless exercised prior to that date). The Corporation includes the number of Performance Warrants in determining the number of securities available for grant under the rolling 10% pool of Options available for grant under the Option Plan. The Performance Warrants are exercisable by the holders thereof at an exercise price of $0.207 per Common Share. As of the date of this Information Circular, all of the outstanding Performance Warrants have vested. The table below summarizes the hurdle events set forth in the performance warrant certificates that were issued to the holders of the Performance Warrants:

Vesting Event(1)(2)	Percent of Warrants that Vest
Date of the Initial Liquidity Event	25%
Date on which the Weighted Average Price is 1.33 x the Initial Liquidity Price	25%
Date on which the Weighted Average Price is 1.66 x the Initial Liquidity Price	25%
Date on which the Weighted Average Price is 2.0 x the Initial Liquidity Price	25%

Notes:

(1)	The completion of the reverse take-over transaction with Peninsula Resources Ltd. ("Peninsula") and listing of the Common Shares on the TSX Venture Exchange on October 6, 2010 constituted the "Initial Liquidity Event" for the purposes of the table above.
(2)	"Weighted Average Price" is defined as the weighted average price of the Common Shares during the 20 consecutive trading days immediately preceding the applicable date. "Initial Liquidity Price" is defined as the price per Common Share for a financing conducted contemporaneously with the Initial Liquidity Event, which equated to $0.352 per Common Share.

The Performance Warrants were granted on April 6, 2010 to the executive officers of Zodiac Exploration Corp. ("Old Zodiac") and were assumed by the Corporation in connection with the RTO (as defined herein) as a long‑term incentive. The number of Performance Warrants outstanding at any one time is included in determining the number of Options that may be granted pursuant to the Corporation's rolling Option Plan.

The Performance Warrants were designed to act as a long-term retention incentive for the holders thereof and to enhance shareholder value by aligning the interests of the holders with the interest of the shareholders in the growth and profitability of the Corporation. The Performance Warrants promote an ownership perspective among executives, encourage the retention of key executives and provide an incentive to enhance shareholder value by furthering the Corporation's growth and profitability and enable executives to develop and maintain a significant ownership position in the Corporation. Additionally, the Performance Warrants were specifically designed to provide a financial incentive to the holders upon the price of the Common Shares meeting certain value thresholds as set forth above. At present, the Compensation Committee and the board of directors of the Corporation do not intend to make any additional grants of Performance Warrants.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards a common goal of enhancing shareholder value. The Compensation Committee and the board of directors of the Corporation will continue to review compensation policies to ensure that the compensation policies are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

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Summary Compensation Table

Securities legislation requires the disclosure of the compensation of certain executive officers, including the CEO, Chief Financial Officer and three other officers (or the three most highly compensated individuals acting in a similar capacity) other than the CEO or Chief Financial Officer of the Corporation at the end of the most recently completed fiscal year whose total compensation was more than $150,000 (each, a "Named Executive Officer" or "NEO", and collectively, the "Named Executive Officers"). The following table sets out all compensation awarded to, earned by or paid to each Named Executive Officer for the three most recently completed fiscal years.

Non-equity incentive plan compensation
Name and Principal Position	Period Ended(1)	Salary ($)	Share- based awards ($)	Option- based awards ($)	Annual incentive plans ($)	Long- term incentive plans ($)	Pension value ($)	All other compensation(11) ($)	Total compensation ($)
Murray Rodgers(2)(3) (4) (6)(12) President & Chief Executive Officer	2012 2011 2010	300,000 270,000 N/A	N/A N/A N/A	N/A 505,800 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	300,000 775,800 N/A
Louisa DeCarlo(2)(3) (4)(5)(6)(7) Chief Operating Officer and Executive Vice President	2012 2011 2010	275,000 242,500 N/A	N/A N/A N/A	N/A 379,350 N/A	N/A 100,000 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	275,000 721,850 N/A
Randy Neely(2)(3)(4)(6)(8) Chief Financial Officer	2012 2011 2010	145,800 230,000 N/A	N/A N/A N/A	N/A 252,900 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	145,800 482,900 N/A
Michelle Lemmens(9) Interim Chief Financial Officer	2012 2011 2010	129,327 56,250 N/A	N/A N/A N/A	13,600 93,700 N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	47,500 N/A N/A	190,427 149,950 N/A
W. Howard Blacker(10) Chief Financial Officer	2012 2011 2010	17,970 N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	N/A N/A N/A	17,970 N/A N/A

Notes:

(1)	In 2010, the Corporation changed its year end to September 30. "Periods Ended" are in respect of the financial years ended September 30 in the case of 2011 and 2012 and for the nine-months ended September 30 in the case of 2010, given such year was a transaction year for the Corporation.
(2)	On April 6, 2010, Mr. Rodgers, Mr. Neely and Ms. DeCarlo were granted Performance Warrants by Old Zodiac, which, following the RTO (as defined herein), are exercisable into Common Shares of the Corporation after giving effect to the exchange ratio for the RTO of 1.45 Common Shares for each one (1) common share of Old Zodiac (the "Exchange Ratio"), in the amounts of 3,987,500, 2,900,000, and 3,262,500 Common Shares, respectively, at an exercise price of $0.352 per Common Share. At the time of grant, using the Black Scholes options pricing methodology and the assumptions of: (i) fair value for the shares equalling $0.207; (ii) a risk free rate of 1.75%; (iii) a term of 2.6 years; and (iv) a volatility of 75.4%, the Performance Warrants were estimated to have a value of $386,857, $281,351 and $316,519 for the grants to Messrs. Rodgers and Neely and Ms. DeCarlo, respectively. On April 1, 2010, Mr. Rodgers, Mr. Neely and Ms. DeCarlo were granted stock options by Old Zodiac, which are exercisable into Common Shares after giving effect to the Exchange Ratio, in the amounts of 870,000, 580,000 and 580,000 Common Shares, respectively. At the time of grant, using the Black Scholes options pricing methodology and the assumptions of: (i) fair value for the shares equalling $0.207; (ii) a risk free rate of 1.62%; (iii) a term of 2.6 years; and (iv) a volatility of 75.4%, the Options were estimated to have a value of $84,216, $56,144 and $56,144 for the grants to Messrs. Rodgers and Neely and Ms. DeCarlo, respectively. These grants preceded the RTO and are not included in the value shown.
(3)	On April 1, 2011, Mr. Rodgers, Mr. Neely and Ms. DeCarlo were granted stock Options in the amounts of 1,000,000, 500,000 and 750,000 Common Shares, respectively. At the time of grant, using the Black Scholes options pricing methodology and the assumptions of: (i) fair value for the shares equalling $1.05; (ii) a risk free rate of 2.45%; (iii) a term of 3 years; and (iv) a volatility of 71.11%, these Options were estimated to have a value of $505,800, $252,900 and $379,500, respectively.
(4)	Messrs. Rodgers and Neely and Ms DeCarlo were formerly executive officers of Old Zodiac, which entity acquired Peninsula by way of reverse take-over (the "RTO"). The Corporation is the issuer resulting from the RTO. On September 28, 2010, the closing date of the RTO, Messrs. Rodgers and Neely and Ms. DeCarlo were appointed as the President and CEO, the Chief Financial Officer and the Chief Operating Officer, respectively, effective September 28, 2010, two days prior to the financial year end of the Corporation. The annual salaries for Mr. Rodgers, Mr. Neely and Ms. DeCarlo at September 30, 2010 were $240,000, $210,000 and $210,000, respectively. Effective April 1, 2011, the annual salaries for Mr. Rodgers, Mr. Neely and Ms. DeCarlo were increased to $300,000, $250,000 and $275,000, respectively. Ms. DeCarlo was also appointed to Chief Operating Officer and Executive Vice President as of this date.

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(5)	Ms. DeCarlo was awarded a $100,000 cash bonus under the Corporation's discretionary cash bonus plan in respect of the year ending September 30, 2010, which amount was paid to Ms. DeCarlo in the year ending September 30, 2011.
(6)	Mr. Rodgers resigned as the Chief Executive Officer of the Corporation effective December 4, 2012.
(7)	Ms. DeCarlo departed the employment of the Corporation effective January 15, 2013. Ms. DeCarlo was paid a total of $550,000 in connection with her departure in 2013.
(8)	Mr. Neely resigned as the Chief Financial Officer of the Corporation effective March 26, 2012 although remained employed with the Corporation until April 30, 2012.
(9)	Ms. Lemmens was appointed as the Interim Chief Financial Officer of the Corporation effective March 26, 2012, prior to which she held the position of Controller since May 15, 2011. Ms. Lemmens resigned effective June 30, 2012 and was paid a total of $47,500 in connection with her departure. On November 3, 2011, Ms. Lemmens was granted 100,000 Options. At the time of grant, using the Black Scholes options pricing methodology and the assumptions of: (i) fair value for the shares equalling $0.29; (ii) a risk free rate of 1.027357%; (iii) a term of 3 years; and (iv) a volatility of 71.11%, the Options were estimated to have a value of $13,600. During the year ended September 30, 2011, Ms. Lemmens was granted 275,000 Options. At the time of grant, using the Black Scholes options pricing methodology and the assumptions of: (i) weighted average fair value for the shares equalling $0.71; (ii) a weighted average risk free rate of 1.027357%; (iii) a term of 3 years; and (iv) a volatility of 71.11%, the Options were estimated to have a value of $93,700.
(10)	Mr. Blacker was appointed as Chief Financial Officer July 3, 2012 under an executive employment agreement with the Corporation under which Mr. Blacker is paid on a per diem basis. Mr. Blacker was paid a total of $17,970 for the year ending September 30, 2012.
(11)	Unless otherwise noted, the value of perquisites and other benefits, securities or property was not greater than $50,000 or 10% of such officer's salary and bonus, if applicable.
(12)	Mr. Haverson was appointed as the Interim President and CEO of the Corporation effective December 10, 2012.

Share Option Plan

Directors, officers, employees, consultants and other service providers of the Corporation are eligible to participate in the Option Plan. Awards are made from time to time to participants at varying levels which are generally consistent with the individual's level of responsibility within the Corporation. The grant of Options to certain directors, officers, employees, consultants and other service providers of the Corporation will be subject to the conditions contained in the Option Plan and may be subject to additional conditions determined by the board of directors from time to time. The Corporation initially adopted the Option Plan on September 28, 2010.

The Option Plan currently limits the number of Common Shares that may be issued on exercise of Options to a number not exceeding 10% of the number of Common Shares which are outstanding from time to time. Options that are cancelled, terminated or expired prior to the exercise of all or a portion thereof shall result in the Common Shares that were reserved for issuance thereunder being made available for a subsequent grant of Options pursuant to the Option Plan. As the Option Plan is a "rolling" plan, the issuance of additional Common Shares by the Corporation or the exercise of Options will also give rise to additional availability under the Option Plan. Options granted pursuant to the Option Plan have a term not exceeding ten (10) years and vest in such manner as determined by the Compensation Committee. In the absence of any specific determination to the contrary by the Compensation Committee, Options will vest and be exercisable as to one-third (1/3) on each of the first, second and third anniversaries of the date of grant, subject to acceleration of vesting at the discretion of the Compensation Committee. If an Option is set to expire within any Black Out Period (as such term is defined in the Option Plan) or within nine (9) business days following the end of any Black Out Period, the expiry date of the Options shall be extended for ten (10) business days following the end of the Black Out Period.

The exercise price of the Options granted pursuant to the Option Plan is determined by the Compensation Committee at the time of grant, provided that the exercise price shall not be less than the closing trading price of the Common Shares on the TSX Venture Exchange (or such stock exchange on which the Common Shares may be listed) on the last trading day immediately preceding the date of grant.

The number of Common Shares reserved for issuance on exercise of Options, within a one year period, to any one optionee shall not exceed 5% of the outstanding Common Shares. In addition, the maximum number of securities of the Corporation issuable to insiders and their associates and affiliates at any time pursuant to all security based compensation arrangements of the Corporation shall not exceed 10% of the number of outstanding Common Shares and the maximum number of securities of the Corporation issued to insiders and their associates and affiliates, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the number of outstanding Common Shares. The maximum number of Common Shares issuable to consultants of the Corporation in any twelve month period shall not exceed 2% of the outstanding Common Shares. Options granted under the Option Plan are not transferable or assignable.

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If an optionee ceases to be a director, officer or employee of, or consultant to the Corporation or a subsidiary (other than by reason of death) the optionee has a period not in excess of ninety (90) days as prescribed by the board of directors of the Corporation at the time of grant following the date the optionee ceased to be a director, officer, employee or consultant to exercise Options held to the extent that the optionee was entitled to exercise the Options at the date of such cessation. In the event of death of the optionee, the Options shall be exercisable to the extent that the optionee was entitled to exercise the Options at the date of death for a period of one year after such death.

The board of directors may terminate or discontinue the Option Plan at any time without the consent of the optionees provided that such termination or discontinuance shall not alter or impair any Option previously granted under the Option Plan. The board of directors may by resolution amend the Option Plan and any Options granted under it without shareholder approval, however, the board of directors will not be entitled, in the absences of shareholder approval and the approval of the TSX Venture Exchange, to: (a) reduce the exercise price of an Option held by an insider of the Corporation; (b) extend the expiry date of an Option held by an insider of the Corporation (subject to such date being extended by virtue of a Black Out Period); (c) amend the limitations on the maximum number of Common Shares reserved or issued to insiders; (d) increase the maximum number of Common Shares issuable pursuant to the Option Plan; or (f) amend the amendment provisions of the Option Plan.

As at the date of this Information Circular, the aggregate number of Common Shares issued under Options and Performance Warrants granted by the Corporation is 24,377,250 Common Shares (6.8 percent of the Corporation's outstanding Common Shares) leaving an aggregate of 11,586,290 Common Shares (3.2 percent of the Corporation's outstanding Common Shares) available for future Option grants. The Corporation intends, on a going forward basis, to periodically grant Options to its directors and officers.

Incentive Plan Awards

Outstanding Option-based and Performance Warrant-based Awards

The following table sets forth all Option-based and Performance Warrant-based awards outstanding for each Named Executive Officer as of September 30, 2012.

Option and Performance Warrants-based Awards
Name	Number of Common Shares Underlying Unexercised Options and Performance Warrants(1)(2) ("PW")	Option/Performance Warrant Exercise Price ($/share)	Option/Performance Warrant Expiry Date	Value of Unexercised In-the-Money Options/Performance Warrants(3) ($)
Murray Rodgers(4)	942,500 870,000 3,987,500 (PW) 1,000,000	0.345 0.207 0.207 1.050	June 25, 2014 April 1, 2015 April 6, 2015 April 1, 2016	Nil Nil Nil Nil
Louisa DeCarlo(4)	652,500 522,000 3,262,500 (PW) 750,000	0.345 0.207 0.207 1.050	June 25, 2014 April 1, 2015 April 6, 2015 April 1, 2016	Nil Nil Nil Nil

Notes:

(1)	Certain Options set forth above were issued to the Named Executive Officers under the option plan of Old Zodiac. As a result of the RTO and pursuant to the terms of the prior option plan and option agreements entered into with the Named Executive Officers, such Options are now subject to the Option Plan of the Corporation and exercisable into Common Shares.

15

(2)	The outstanding Performance Warrants set forth above were issued to the Named Executive Officers by Old Zodiac. As a result of the RTO and pursuant to the terms of the performance warrant certificates which govern the terms and conditions of the Performance Warrants, such Performance Warrants are exercisable into Common Shares.
(3)	The value of the unexercised in-the-money Options/Performance Warrants has been calculated based on the difference between: (i) the closing price of the Common Shares as at September 30, 2012 which was 0.05 per Common Share; and (ii) the exercise price of the Options and Performance Warrants granted. As the exercise price of the Options and Performance Warrants was higher than the closing price of the Common Shares on September 30, 2012, all such Options and Performance Warrants were out-of-the-money on September 30, 2012.
(4)	Option/Performance Warrant expiry dates for Mr. Rodgers and Ms. DeCarlo in the table above are the Option/Performance Warrant expiry dates as they existed as of September 30, 2012. Ms. Louisa DeCarlo departed the employment of the Corporation effective January 15, 2013. Pursuant to the terms of the Option Plan and Performance Warrant certificates, Options and Performance Warrants expire 90 days from the last day of active employment with the Corporation; therefore, Ms. DeCarlo's Options and Performance Warrants are expected to expire on April 15, 2013 (unless exercised prior to that date).
(5)	All Options and Performance Warrants held by Mr. Neely expired prior to September 30, 2012. All Options held by Ms. Lemmens expired prior to September 30, 2012. Mr. Blacker did not hold any Options as of September 30, 2012.

Share Option Plan and Performance Warrant Awards – Value Vested During the Year

The following table sets forth, for each NEO, the value of Option-based and Performance Warrant-based awards which vested during the year ended September 30, 2012.

Name	Option-based awards – Value vested during the year(1)($)	Performance Warrant‑based awards – Value vested during the year(1)($)
Murray Rodgers	-	-
Louisa DeCarlo	-	-

Note:

(1)	The value vested during the year for the Options/Performance Warrants has been calculated based on the difference between: (i) the market price of the Common Shares as at the date of vesting; and (ii) the exercise price of the stock Options and Performance Warrants granted.
(2)	Mr. Blacker did not hold any Options during the year ended September 30, 2012.
(3)	Mr. Neely resigned as the Chief Financial Officer of the Corporation on March 26, 2012 although remained employed with the Corporation until April 30, 2012. Pursuant to the terms of the Option Plan and performance warrant certificates, Mr. Neely's Options and Performance Warrants expired 90 days from his last day of active employment with the Corporation, or July 29, 2012. Ms. Lemmens resigned as the Interim Chief Financial Officer of the Corporation on June 30, 2013. Pursuant to the terms of the Option Plan, Ms. Lemmens' Options expired 90 days from her last day of active employment with the Corporation, or September 30, 2012. Mr. Blacker did not hold any Options as of September 30, 2012.

Pension Plan Benefits

The Corporation does not have a pension or similar benefit program.

Termination and Change of Control Benefits

Old Zodiac entered into executive employment agreements (the "Executive Employment Agreements") with each of Murray Rodgers and Louisa DeCarlo on May 1, 2010. The Executive Employment Agreements have been assumed by the Corporation and continue indefinitely until terminated in accordance with the terms thereof and the annual base salary prescribed thereunder is subject to annual review.

The Executive Employment Agreements may be terminated by the Corporation at any time for just cause and in such case the executive is entitled to payment of any pro rata annual base salary earned but unpaid through to the cessation date, any declared but unpaid cash bonuses and accrued and unused vacation and reimbursable expenses. The Executive Employment Agreements may be terminated by the Corporation without just cause upon payment of: (i) pay in lieu of notice equal to 24 months salary; and (ii) all outstanding and accrued vacation pay to the date of termination (the "Payout Amount"). Additionally, in the event of a "Change of Control" (as such term is defined in the Executive Employment Agreements), the executives have the right, for a period of thirty days following the Change of Control, to terminate the Executive Employment Agreement and in such case, to be paid the applicable Payout Amount. In each case in which the Payout Amount becomes payable, in order to receive same, the executive is required to provide a release in favour of the Corporation and its affiliates, in form satisfactory to the Corporation.

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Mr. W. Howard Blacker entered into an executive employment agreement with the Corporation on July 3, 2012 (the "Blacker Effective Date") that provides for a retiring allowance (the "Blacker Payout Amount") in an amount equal to one (1) times the average monthly base salary paid to Mr. Blacker in the two full calendar months immediately preceding the termination date, multiplied by the number of full or partial years of employment between the Blacker Effective Date and the termination date, to a maximum total retiring allowance of six (6) times the average monthly base salary paid to the Mr. Blacker in the two full calendar months immediately preceding the termination date. The Blacker Payout Amount is payable in the case of termination without just cause.

Upon termination of employment of an NEO, there is no automatic acceleration of, or any other benefit relating to, any Options which may as at such date be held by the NEO, but certain of the Options are required to be exercised within a specified period of time upon an individual ceasing to be a service provider. Pursuant to the Option Plan, the board of directors of the Corporation may, at its discretion, accelerate the vesting of Options upon a "Change of Control" (as such term is defined in the Option Plan). All Performance Warrants that were outstanding as at September 30, 2012 were fully vested in accordance with their terms.

See the table below for the estimated incremental payments, payables and benefits to the NEO's pursuant to the Executive Employment Agreements and Mr. Blacker's executive employment agreement, as applicable, assuming a termination of the NEO or a Change of Control of the Corporation effective on September 30, 2012.

Name	Triggering Event	Cash Payment ($)	Options and Performance Warrants(3) ($)	Total ($)
Murray Rodgers	Change of Control and Termination(1) Change of Control without Termination(2) Termination by Corporation without Just Cause(1)	600,000 0 600,000	Nil Nil Nil	600,000 0 600,000
Louisa DeCarlo	Change of Control and Termination(1) Change of Control without Termination(2) Termination by Corporation without Just Cause(1)	550,000 0 550,000	Nil Nil Nil	550,000 0 550,000
W. Howard Blacker	Change of Control and Termination(1) Change of Control without Termination(2) Termination by Corporation without Just Cause(1)	0 0 5,000	Nil Nil Nil	0 0 5,000

Notes:

(1)	An amount for all accrued and unpaid vacation would also be payable in such circumstances.
(2)	The payments or benefits are only triggered if the executive elects to terminate his or her employment within thirty days following a Change of Control.
(3)	There is no automatic acceleration of Options in the event of a termination of employment or resignation of an NEO or upon a Change of Control. Vesting of Options and the acceleration of vesting is in the discretion of the board of directors of the Corporation. If Options were accelerated by the board of directors of the Corporation in the event of a termination or resignation of the NEO, or in the event of a Change of Control, Options to purchase 1,271,167, and 768,333 Common Shares, respectively, would have been accelerated in respect of Mr. Rodgers and Ms. DeCarlo, respectively, having the values set forth in the table above titled "Outstanding Option and Performance Warrant Based Awards", at September 30, 2012, based on the closing share price as at September 30, 2012 less the applicable exercise price. This value does not include Options already fully vested at September 30, 2012.

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REMUNERATION OF DIRECTORS

The Corporation did not pay any cash fees for services to the members of its board of directors for the year ending September 30, 2012. The Corporation reimbursed members of the board of directors for out-of-pocket expenses incurred by directors in carrying out their duties as directors of the Corporation. Each of the members of the board of the directors has been granted Options under the Corporation's Option Plan.

The following table sets forth, for the year ended September 30, 2012, information concerning the compensation paid to the Corporation's directors other than members of the board of directors who are also Named Executive Officers. There was no compensation paid to Murray Rodgers, the only NEO director, in his capacity as a director of the Corporation for the year ending September 30, 2012.

Director's Name	Fees Earned	Share- based awards ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Douglas Allen(2)	-	-	6,819	-	-	-	6,819
Robert Cross	-	-	6,819	-	-	-	6,819
Gary Guidry(3)	-	-	-	-	-	-	-
Peter Haverson(4)	-	-	-	-	-	-	-
John Newman(5)	-	-	-	-	-	-	-
Clay Robinson(6)	-	-	21,821	-	-	-	21,821

Notes:

(1)	On November 13, 2011, Messrs. Robinson, Allen, and Cross were granted Options exercisable into the amounts of 50,000, 50,000, and 160,000 Common Shares, respectively. The values of the Options set forth above were determined under the Black Scholes options pricing methodology with the following assumptions: (i) fair value for the Common Shares equalling $0.29; (ii) a risk free rate of 1.028%; (iii) a term of 3 years; and (iv) a volatility of 71.11%.
(2)	Mr. Allen resigned as a director of the Corporation on May 9, 2012. All Options held by Mr. Allen expired 90 days following his last date of service as a director of the Corporation, or August 9, 2012.
(3)	Mr. Guidry resigned as a director of the Corporation on October 26, 2011. All Options held by Mr. Guidry expired 90 days following his last date of service as a director of the Corporation, or January 26, 2012.
(4)	Mr. Haverson was elected as a director of the Corporation on September 12, 2012 at the Corporation's last annual and special meeting of shareholders held on September 12, 2012.
(5)	Mr. Newman was appointed as a director of the Corporation on June 13, 2012.
(6)	Mr. Robinson did not stand for re-election as a director of the Corporation at the Corporation's last annual and special meeting of shareholders held on September 12, 2012. As a result, Mr. Robinson's term as a director expired on September 12, 2012.

Directors' Outstanding Option-Based Awards

The following table sets forth all Option-based awards outstanding as at September 30, 2012 for each of the Corporation's directors, other than Murray Rodgers who was also a Named Executive Officer as at September 30, 2012.

Option-based Awards
Name	Number of Common Shares Underlying Unexercised Options(1)	Option Exercise Price(1)(2) ($/share)	Option Expiry Date	Value of Unexercised In-the-Money Options(3) ($)
Douglas Allen(4)	-	N/A	N/A	N/A
Robert Cross	580,000 100,000 160,000	0.207 1.050 0.290	April 1, 2015 April 1, 2016 Nov. 13, 2016	N/A N/A N/A
Gary Guidry(5)	-	N/A	N/A	N/A
Peter Haverson	-	N/A	N/A	N/A
John Newman	-	N/A	N/A	N/A

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Clay Robinson(6)	217,000	0.345	December 12, 2012	N/A
	362,500 133,333 16,666	0.207 1.050 0.290	December 12, 2012 December 12, 2012 December 12, 2012	N/A N/A N/A

Notes:

(1)	The outstanding Options listed for Mr. Cross which expire April 1, 2015, set forth above, were issued to Mr. Cross under the option plan of Old Zodiac. As a result of the RTO and pursuant to the terms of the prior option plan and option agreements entered into with Mr. Cross, such Options are now subject to the Option Plan and exercisable into Common Shares.
(2)	The Option exercise price is shown after giving effect to the Exchange Ratio.
(3)	The value of the unexercised in-the-money Options has been calculated based on the difference between: (i) the closing price of the Common Shares as at September 30, 2012 which was $0.05 per Common Share; and (ii) the exercise price of the Options granted. As the exercise price of the Options was higher than the closing price of the Common Shares on September 30, 2012, all such Options were out-of-the-money on September 30, 2012.
(4)	All Options held by Mr. Allen expired 90 days following his last date of service as a director of the Corporation, or August 9, 2012.
(5)	All Options held by Mr. Guidry expired 90 days following his last date of service as a director of the Corporation, or January 26, 2012.
(6)	All Options held by Mr. Robinson expired 90 days following his last date of service as a director of the Corporation, or December 12, 2012.

Share Option Plan Awards – Value Vested During the Year

The following table sets forth for of the members of the Corporation's board of directors, other than Mr. Rodgers who was also Named Executive Officer, the value of Option-based awards that vested during the year ended September 30, 2012. The Corporation did not provide the board of directors with any non-equity incentive plan compensation for the year ended September 30, 2012. The Corporation did not have any share-based awards outstanding at the end of the most recently completed financial year.

Name	Option-based awards – Value vested during the year ended September 30, 2012(1)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Douglas Allen	-	-	-
Robert Cross	-	-	-
Gary Guidry(3)	-	-	-
Peter Haverson	-	-	-
John Newman	-	-	-
Clay Robinson	-	-	-

Notes:

(1)	The value vested during the year has been calculated based on the difference between: (i) the market price of the Common Shares as at the date of vesting; and (ii) the exercise price of the Options granted.
(2)	Messrs. Allen, Guidry and Robinson resigned as directors of the Corporation effective October 26, 2011, May 9, 2012 and September 12, 2012, respectively. In accordance with the terms of the Option Plan, any unexercised Options held by Messrs. Allen, Guidry and Robinson expired 90 days following their resignation on January 25, 2012, August 8, 2012, and December 11, 2012 respectively.

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CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that, if management of an issuer solicits proxies from its securityholders for the purpose of electing directors, certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F2 which is attached to NI 58-101 ("Form 58-101F2 Disclosure"). Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F2 Disclosure.

1.	Board of Directors – Disclose how the board of directors (the "Board"), for the purpose of this Form 58101F2 Disclosure facilitates its exercise of independent supervision over management, including:
(a)	the identity of directors that are independent

The following directors of the Corporation are independent (for purposes of NI 58-101):

Robert Cross (Chairman)

John Newman

Graeme Phipps, if elected, will be an independent director for purposes of NI 58-101.

(b)	the identity of directors who are not independent, and the basis for that determination.

Peter Haverson is not independent as he also occupies the position of Interim President and CEO of the Corporation.

As the Chairman and a majority of the members of the Board are independent, the Board believes it can function independently of management. If determined necessary or appropriate, at the end of or during each meeting of the Board or the Committees, the members of management of the Corporation and the non-independent director of the Corporation who are present at such meeting may be asked to leave the meeting in order for the independent directors to meet. In addition, other meetings of the independent directors may be held from time to time if required.

2.	Directorships – If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors or nominee directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Robert Cross	Avanti Mining Inc. B2Gold Corp. Bankers Petroleum Ltd. BNK Petroleum Inc. MENA Hydrocarbons Inc. PetroDorado Energy Ltd.
Peter Haverson	Cygam Energy Inc.
Graeme Phipps	EastSiberian PLC Primeline Energy Holdings Inc. Sterling Resources Ltd.

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3.	Orientation and Continuing Education – Describe what steps the Board takes to orient new Board members, and describe any measures the Board takes to provide continuing education for directors.

Due to the size of the Board, no formal education program currently exists for the orientation of new directors and existing directors. While the Corporation does not currently have a formal orientation program for new directors, new directors are provided with access to all background documents to the Corporation, including all corporate records, prior Board materials and copies of the mandate of the Board and each of the Audit Committee, Reserves and Risk Assessment Committee, Compensation Committee and Governance and Nominating Committee and a presentation is made by management to new directors respecting the nature and operations of the Corporation's business. Existing directors are also expected to provide orientation and education to new members on an informal and ad hoc basis.

As noted above, no formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

4.	Ethical Business Conduct – Describe what steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation has adopted a Code of Business Conduct and Ethics (the "Code") applicable to all members of the Corporation, including directors, officers and employees. Each director, officer and employee of the Corporation has been provided with a copy of the Code and, in addition, a copy of the Code has been filed on SEDAR at www.sedar.com and the Corporation's website at www.zodiacexploration.ca. All employees are provided with a copy of the Code upon commencement of employment. The Board monitors compliance with the Code by requiring each of the senior officers of the Corporation to affirm in writing his or her agreement to abide by the Code, as to his or her ethical conduct and in respect of any conflicts of interest.

5.	Nominations of Directors – Disclose what steps are taken to identify new candidates for Board nomination, including (i) who identifies new candidates, and (ii) the process of identifying new candidates.

The Board, as a whole, is responsible for recommending suitable candidates for nomination for election or appointment as director, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors. In making such recommendations, the Board is to consider: (i) the competence and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competence and skills that the Board considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Board is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

6.	Compensation – Disclose what steps are taken to determine compensation for the directors and CEO, including (i) who determines compensation, and (ii) the process of determining compensation.

See "Statement of Executive Compensation" above.

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7.	Other Board Committees – If the Board has standing committees other than the audit, compensation and nominating committees identify the committees and describe their function.

In addition to the Audit Committee and Compensation Committee, the Corporation also has a Reserves and Risk Assessment Committee and a Governance and Nominating Committee.

The Reserves and Risk Assessment Committee is responsible for various matters relating to reserves and safety matters concerning the Corporation that may be delegated to the Reserves and Risk Assessment Committee pursuant to National Instrument 51-101 – Standards for Disclosure for Oil and Gas Activities ("NI 51-101"), including:

(a)	reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities, including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;
(b)	reviewing the Corporation's procedures for providing information to the independent reserves evaluator (the "independent evaluator", for the purpose of this Form 58‑101F2 Disclosure);
(c)	meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the independent evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);
(d)	reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, providing a recommendation to the Board in the selection of the replacement independent evaluator, and determining the reason for any proposed change therefor and whether there have been any disputes with management;
(e)	providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent evaluator and of management in connection therewith;
(f)	reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities;
(g)	generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves;
(h)	reviewing the Corporation's fundamental policies pertaining to environment, health and safety and ascertain that policies and procedures are in place to minimize environmental, occupational health and safety and other risks to asset value and mitigate damage to or deterioration of asset value;
(i)	reviewing the Corporation's performance with all applicable laws and regulations with respect to environment health and safety;
(j)	reviewing the findings of any significant report by regulatory agencies, external environment, health and safety consultants or auditors concerning the Corporation's performance in environment, health and safety matters;
(k)	reviewing any necessary corrective measures taken to address issues and risks identified by the Corporation, external auditors or by regulatory agencies;
(l)	reviewing any emerging trends, issues and regulations related to environment, health and safety that are relevant to the Corporation; and

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(m)	reviewing the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and reviewing that information with management.

The Governance and Nominating Committee (the "Governance Committee") assists the Board in respect of certain corporate governance matters concerning the Corporation as well as assisting with the maintenance of the membership of the Board. In particular, the Governance Committee has the authority and responsibility for:

(a)	reviewing, annually, the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Governance Committee believes are necessary or desirable;
(b)	considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;
(c)	preparing and recommending to the Board, annually, a statement of corporate governance practices to be included in the Corporation's annual report or information circular;
(d)	reviewing, on a periodic basis, the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;
(e)	assessing, at least annually, the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board;
(f)	making recommendations to the Board as to which directors should be classified as "independent" directors, "related" directors or "unrelated" directors pursuant to any such report or circular;
(g)	recommending suitable candidates for nomination for election or appointment as directors, and recommending the criteria governing the overall composition of the Board and governing the desirable individual characteristics for directors and, in making such recommendations, the Governance Committee should consider:
(i)	the needs of the Corporation, its stage of development and the competencies and skills that the Board considers to be necessary for the Corporation and the Board, as a whole, to possess;
(ii)	the competencies and skills that the Board considers each existing director to possess;
(iii)	the competencies and skills each new nominee will bring to the boardroom; and
(iv)	whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board;
(h)	as required, developing, for approval by the Board, an orientation and education program for new recruits to the Board;
(i)	to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;
(j)	developing and recommending to the Board for approval, and periodically reviewing, structures and procedures designed to ensure that the Board can function effectively and independently of management;

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(k)	making recommendations to the Board regarding appointments of corporate officers and senior management;
(l)	reviewing, annually, the Governance Committee's Mandate and Terms of Reference;
(m)	reviewing and considering the engagement, at the expense of the Corporation, of professional and other advisors by any individual director when so requested by any such director;
(n)	establishing, reviewing and updating, periodically, the Code, and ensuring that management has established a system to monitor compliance with the Code; and
(n)	reviewing management's monitoring of the Corporation's compliance with the Code.
9.	Assessments – Disclose what steps the Board takes to satisfy itself that the Board, its committees, and its individual directors are performing effectively.

The Board is responsible by its mandate to evaluate the effectiveness of the Board, committees and individual directors. The Board evaluates Board effectiveness through both its formal and informal communications with Board members. The Board, with the participation of the Chairman, may recommend changes to enhance Board performance based on this communication as well as based on its review and assessment of the Board structure and individuals in relation to current industry and regulatory expectations. This methodology has been both responsive and practical.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation's equity compensation plans include the Option Plan described above, and the Performance Warrants issued pursuant to Performance Warrant certificates. The following table sets forth information in respect of outstanding Performance Warrants and Options granted as at March 11, 2013.

Plan Category	Common Shares to be issued upon exercise of outstanding Options and Performance Warrants(1)(2) (#)	Weighted average price of Options/Performance Warrants outstanding(1) ($ per Common Share)	Number of Common Shares remaining for future issuance under equity compensation plans (#)
Equity Compensation Plans Approved by Shareholders(1)	17,127,250	$0.267	11,586,290
Equity Compensation Plans Not Approved by Shareholders(2)	7,250,000	$0.207	Nil
Total	24,377,250	$0.249	11,586,290

Notes:

(1)	The Option Plan was last approved by the Corporation's shareholders at the annual and special meeting of the Corporation held on September 12, 2012.
(2)	As the Performance Warrants were granted by Old Zodiac and given the fact that there are no remaining Performance Warrants available for issuance, the Performance Warrants were not required to be approved by the Corporation's shareholders.
(3)	Ms. DeCarlo resigned as the Chief Operating Officer of the Corporation effective January 15, 2013. Pursuant to the terms of the Option Plan and the Performance Warrant certificates, Options and Performance Warrants expire 90 days from her last day of active employment with the Corporation. As a result, 3,262,500 Performance Warrants are expected to expire on April 15, 2013 (unless exercised prior to that date). Additionally, 1,674,500 Options are expected to expire on April 15, 2013 (unless exercised prior to that date).

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INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee for director, senior officer, or anyone who has held office as such since the commencement of the last completed fiscal year of the Corporation, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, other than the election of directors or the appointment of auditors, except as set forth in this Information Circular.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries, or any associate of any such director, officer or employee is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries, nor, at any time since the beginning of the most recently completed financial year of the Corporation, has any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, there were no material interests, direct or indirect, of any proposed director of the Corporation, of directors or executive officers of the Corporation, of any shareholder who beneficially owns or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the most recently completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

There are potential conflicts of interest to which the directors and officers of the Corporation will be subject in connection with the operations of the Corporation. In particular, certain of the directors and officers of the Corporation are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of the Corporation or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Corporation. See "Directorships" under the "Corporate Governance Disclosure" of this Information Circular. Conflicts, if any, will be subject to the procedures and remedies available under the Business Corporations Act (Alberta) (the "ABCA"). The ABCA provides that, in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director, any executive officer or anyone who has held office as such since the beginning of the Corporation's last financial year, any proposed director, or any associate or affiliate of any of the foregoing named persons in any matter to be acted on at the Meeting, knows of no other matters to come before the Meeting other than as set forth above and in the Notice of Meeting. Should any other matter or matters properly come before the Meeting, other than the election of directors, appointment of auditors and approval of the Option Plan, the Common Shares represented by the proxies solicited hereby will be voted on such matter or matters in accordance with the best judgement of the person or persons voting the proxy.

OTHER MATTERS COMING BEFORE THE MEETING

Management of the Corporation knows of no other matters to come before the Meeting other than as set forth above and in the Notice of Meeting. Should any other matter or matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matter or matters in accordance with the best judgment of the person or persons voting the proxy.

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BOARD APPROVAL

The board of directors of the Corporation has approved the contents, and sending of, this Information Circular to the shareholders of the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information in respect of the Corporation and its affairs is provided in the Corporation's audited financial statements for the period ended September 30, 2012, the related management discussion and analysis and the annual information form ("AIF"). Copies of the financial statements, management discussion and analysis and the AIF are available on SEDAR, upon request from the Corporation (telephone number: (403) 444-7848), or via the Corporation's website at www.zodiacexploration.ca.

Also see "Audit Committee Information" in the Corporation's AIF for the year ended September 30, 2012, for information relating to the Audit Committee, including its mandate, composition and fees paid to the Corporation's auditors.